VINCI

Rueil, february 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

03 MAR -3 AM 7:21

[redacted]

03007042

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finan

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci Park becomes leader in Quebec,
- Two Vinci subsidiaries win a contract to operate motorways in the UK,
- Vinci to restore the Château de Versailles Hall of Mirrors,
- VINCI wins a 271 million euro contract in Hungary,
- Consolidated net sales for 2002.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

3/3

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 858 911 560 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

03 MAR -3 AM 7:21

21 January 2003

Vinci Park becomes leader in Quebec

Vinci subsidiary Vinci Park, which has been present in Canada since 1999, has acquired a majority interest in Gestiparc.

Gestiparc manages over 41,000 parking spaces and 100 parking lots in the cities of Quebec, Montreal and Ottawa. One of the largest parking companies on the Canadian east coast, Gestiparc is a leader in the Province of Quebec.

Vinci Park also owns a parking lot in Montreal and manages another lot under concession in the same city. The Gestiparc acquisition thus strengthens Vinci Park's presence in the Canadian market, which has registered strong growth over the last several years, driven by the increasing trend to outsource parking lot management.

Today, Vinci Park is the leader in the European parking industry, with over 750,000 parking places under management and 1,250 parking lots in twelve countries.

Press contact: Virginie Christnacht
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
email: vchristnacht@vinci.com
www.vinci.com

VINCI

27 January 2003

Two Vinci subsidiaries win a contract to operate motorways in the United Kingdom

Crossing Company Limited, a joint venture set up by Cofiroute UK (which holds 42.86%), Ringway (Vinci's road subsidiary in the UK, with 42.86%) and Babtie (a Scottish engineering company, with 14.28%) recently won a contract to operate the Thames crossing at Dartford, east of London, which continues the M25 ringroad.

The contract (based on a cost + fee agreement that includes objective costs, plus a fee in the event of savings or a fine in the event of cost overruns) covers toll collection, standard road surface maintenance and traffic service. Sales are expected to total ¤24 million a year. The contract will enter into force on 1 April 2003 for three years, and can be extended to five years.

The Thames crossing is the only toll structure on the M25. With around 150,000 vehicles a day, it is the largest toll structure in Europe in traffic volume terms.

The crossing, located at Dartford (30 kilometres east of London), includes:

- Two 1.45-kilometre two-lane northbound tunnels,
- Four southbound lanes over the Queen Elizabeth II bridge.

In addition to the Severn Crossing between Wales and England, the Thames crossing contract is a new reference for Cofiroute and will enable the group to participate in remote toll and traffic management systems that are to be launched soon in the London area.

Cofiroute was created in 1970. Today it is the only private motorway concession operator in France. Shareholders include Vinci (65.35%), Eiffage (17%) and Colas (16.66%). Cofiroute's network in France (which includes the A10, A11, A28, A71, A81 and A85 motorways) spans 896 kilometres and covers central and western regions. Cofiroute is in charge of building the tunnels that will complete the A86 road west of Paris. It is also present in motorway and toll road management abroad (in the UK, the USA and Chile). Cofiroute was recently chosen by the German government to take part in the Toll Collect consortium, alongside Daimler Chrysler Services and Deutsche Telekom, which is in charge of setting up a satellite toll system for trucks. Cofiroute expects 2002 sales to total around 785 million euros, a 6% increase on 2001.

Press contact: Virginie Christnacht
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
email: vchristnacht@vinci.com
www.vinci.com

27 January 2003

Vinci to restore the Château de Versailles Hall of Mirrors
The group becomes a Major Partner for the Ministry of Cultural Heritage

Antoine Zacharias received the Ministry of Culture Major Partner Medal from the French Minister of Culture, Jean-Jacques Aillagon, in person. Vinci is thus the first Major Partner of the Ministry of Culture.

Vinci and the Château de Versailles have signed a sponsorship agreement to restore the Hall of Mirrors.
The project will cost 10 million euros over five years and is the largest cultural sponsorship project ever undertaken in France.
The project takes a novel approach to sponsoring, based on knowhow, with Vinci contributing the expertise of its specialised companies.

Vinci has agreed to manage the restoration of an exceptional element of the world's cultural heritage. The group has offered the Versailles museum authorities to finance the restoration of the Hall of Mirrors and to contribute the technical expertise of its specialised companies to the project.

The Hall of Mirrors is a masterpiece known the world over. It is emblematic of the prestige associated with the Château de Versailles, which was classified World Cultural Heritage by UNESCO. The Château de Versailles was built by Jules Hardouin-Mansart between 1678 and 1684. The Hall of Mirrors is 73 metres long and gets its name from the 357 mirrors that adorn its 17 arches. The Hall of Mirrors is the work of Charles Le Brun. The set of paintings on the vaulted ceiling is the largest of its kind in France.

This major project includes restoring painted, sculpted and architectural decorations, and renovating the heating, ventilation, lighting and fire protection equipment.

An International Scientific Committee, made up of experts in XVIIth-century history, painting and architecture, restorers, and European museum directors, will advise the Steering Committee, which will be in charge of making scientific decisions and of selecting the companies assigned to the project. The head architect from the Department of Historical Monuments will be project manager.

Vinci will contribute to this prestigious project the skills of its subsidiaries specialised in the restoration and conservation of historical monuments and in lighting for historical landmarks.

According to the timetable for this unique partnership, preliminary studies will be carried out from January to June 2003. Work is to begin in Spring 2004 and is to be completed at the end of 2008.

Vinci has restored the Strasbourg cathedral, the fountains of the Place de la Concorde in Paris, and the statues of the Opéra Garnier's façade, also in Paris. It was in charge of the fire protection systems of the Reichstag in Berlin. With this monumental project, Vinci is now the first **Major Partner** of the French Ministry of Culture.

Press contact: Virginie Christnacht
Tel.: 01 47 16 31 82 / Fax: 01 47 16 33 88
email: vchristnacht@vinci.com
www.vinci.com

03 MAR -3 AM 7:21

Rueil-Malmaison, 4 February 2003

Press Release

VINCI wins a 271 million euro contract in Hungary.

Through its Hungarian subsidiary Hidépitö, VINCI has just been awarded the contract to build a section of the M7 motorway linking Budapest and Slovenia.

The 20 kilometre section, which covers 27 bridges including 3 viaducts, will be built by a consortium made up of Hidépitö (40 %, lead company) and Betonut (60%).

Work will get under way on 1 March 2003 and is scheduled for completion on 30 June 2005.

This new contract is an illustration of VINCI's dynamic construction activity in Central Europe, which has become a major development focus within the Group. The order backlog increased by 80% over the 2002 financial year.

VINCI Construction, the world leader in the sector, generated net sales of some 7.4 billion euros in 2002.

Press contact: Virginie Christnacht
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com
www.vinci.com

VINCI

10 February 2003

PRESS RELEASE

CONSOLIDATED NET SALES FOR 2002

- **Sales increase in 2002 despite the global economic downturn:**
  - **Growth in concessions**
  - **Healthy resistance in construction and energy**
  - **International development**
- **Good prospects for 2003**

On the basis of provisional figures, VINCI recorded consolidated net sales of 17.6 billion euros in 2002, an increase of 2.4% over the previous year.

This result reflects a sustained level of activity within the Group in construction related businesses following a year in which several business segments turned in record performances. At constant scope and exchange rates, net sales thus remained almost stable (-1.4%).

Highlights of the Group's performance in France were an increase of 9% in sales recorded by Concessions and services (more than half of which is attributable to organic growth), stability in VINCI Energies, despite a more difficult situation in industry and the healthy resistance of VINCI Construction. Overall sales of 10.4 billion euros in France however were slightly below those of 2001 (-2.9%) due mainly to a fall of 9% in road building.

Outside France, sales amounted to a total of 7.2 billion euros, an increase of 10% over 2001 (0.8% on a like-for-like basis) and represent 41 % of the total (compared to 38% in the previous year). These figures include the recent acquisitions in airport services (WFS), information technology (TMS) and building maintenance (Crispin & Borst). On a comparable basis, sales increase in Concessions and services (+6%) and in VINCI Construction (+3%) offset the slight fall in sales in roads and energy in Germany.

Concessions and services (actual: +26.5%; like-for-like: + 5%)

Sales of this business line amounted to more than 10% of total sales at 1.9 billion euros, of which about 330 million euros came from recently acquired companies in airport services (WFS in the United States; SEN in France). Organic growth was 5%.

Net sales for Cofiroute were up by 6.2% at 787 million euros, on account of an increase in traffic of almost 3%, including the full year impact of the new sections (A28, A85) opened in 2001.

VINCI Park recorded sales growth of nearly 3% on a like-for-like basis (483 million euros) due to a further increase in its business outside France. Sales in France remained at the same level as in 2001 with a recovery in the second half offsetting an unusually slow start to the year.

Sales of VINCI Airports exceeded 500 million euros, mainly in ground support services. On a comparable basis, this business line recorded a rise of more than 2%, thus confirming that the aftermath of September 11, 2001 has now been overcome.

Sales for other infrastructure concessions grew by 30% to reach 77 million euros due to a good performance by the Stade de France and the gradual increase in traffic on the Chillan-Collipulli motorway.

Energy and Information (actual: +6.7%; like-for-like: -0.9%)

VINCI Energies recorded net sales of 3 billion euros, an increase of 6.7%, including the impact of the first consolidation of TMS (229 million euros). On a like-for-like basis, sales remained almost stable.

In France, sales increased slightly, illustrating the ability of these companies to attract a steady flow of business, particularly in their historical business lines of electrical and thermal engineering (climate control and fire protection). In addition, by diversifying its offerings to industry and focussing more on maintenance and services, VINCI Energies has shown its ability to adapt to the downturn in the investment cycle of its customers. In telecommunications, a recovery is in the offing driven by demand for new infrastructure in mobile telephony.

Outside France, sales increased by over 20% on an actual basis but fell by 6.5% on a like-for-like basis due to a downturn in markets in Northern Europe (mainly Sweden and the Netherlands). By contrast, in Germany and the United Kingdom, VINCI Energies companies maintained their overall levels of business by rejecting a drive for top-line growth and concentrating on their core skills.

In a less favourable business climate for the automotive industry, TMS, the newly acquired subsidiary specialised in the design and installation of automated production systems showed resilience, particularly in Spain, where it succeeded in winning contracts in other industries.

Roads (actual: -5.2%; like-for-like: -5.4%)

Eurovia recorded net sales of 5.2 billion euros in 2002, down by 5.4% compared to 2001.

This fall in sales was due to a fall of 9% of road building in France following two successive years of strong growth. Overall market weakness was compounded by bad weather conditions at the start of the year and during the fourth quarter, as well as Group companies' focus on profitability rather than top line growth. These trends had been anticipated by restructuring in 2001 which resulted in an adjustment of operating capacity, corporate support functions and capital spending.

Outside France, net sales remained stable at 2.3 billion euros amounting to 43% of the total.

In Germany, where economic activity remained flat, the fall in sales, due partly to the closure of some non-core activities, was limited (-4.3% at 623 million euros). A new GPS based toll scheme for trucks is due to be introduced at the end of 2003 and should bring with it a revival in demand in this sector as a proportion of toll revenues will be spent by government agencies on road building.

Sales in countries other than France and Germany increased slightly to 1.6 billion euros, with ongoing buoyant activity in the United Kingdom, the Czech Republic and Canada compensating for a downturn in the United States.

Construction (actual: +2%; like-for-like: stable)

Net sales of VINCI Construction, which exceeded 7.3 billion euros, were stable on a like-for-like basis compared to 2001 and up slightly on an actual basis due to the integration of Crispin & Borst.

In France, net sales of 3.8 billion euros were very similar to those of the previous year (-2.6%) with the completion of the large Telia contract being largely offset by a continuing high level of activity in building and a substantial improvement in civil engineering, including several large contracts for transportation infrastructure, a port extension and environment related works.

Outside France net sales amounted to 3.5 billion euros, an increase of 7.2% over the previous year (+3% on a like-for-like basis) representing 48% of total net sales. Business was buoyant in the United Kingdom (+10%) both in building and civil engineering (rail link between London and the Channel Tunnel) as well as in Germany where the Group's main business lies in providing services to American bases. In Africa, Sogea-Satom's strong positions enabled it to stabilise sales at a high level despite the completion of the major contract for Esso in Cameroon and Chad. Finally, VINCI Construction Grand Projets has continued to win profitable contracts and increased it sales by 4.4% to 621 million euros.

Results

The 2002 accounts will be published after the meeting of the Board of Directors on March 5.

Initial estimates confirm that consolidated net income for 2002 will be higher than that of the previous year.

Prospects for 2003

With orders already booked worth about 11.6 billion euros, the equivalent of almost 9 months of activity (excluding concessions), an increase of 7% on a like-for-like basis, VINCI confirms its good prospects for 2003.

In particular, the company has a clear visibility over its workload for 2003, and even beyond, in construction related business in which the backlog amounts to 12 months.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI web site: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 828, 733, 670 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 DECEMBER 2002 (provisional figures)

(in millions of euros)

	31 December 2002	31 December 2001	Variation 2002/2001	
			actual	life-for-like
CONSOLIDATED NET SALES				
Concessions and services	**1,849.6**	**1,462.1**	**26.5%**	**5.0%**
Energy and information	**3,044.1**	**2,851.9**	**6.7%**	**(0.9%)**
Roads	**5,213.4**	**5,498.4**	**(5.2%)**	**(5.4%)**
Construction	**7,340.1**	**7,198.5**	**2.0%**	**(0.1%)**
Miscellaneous and double counts	**129.9**	**161.6**		
Total	**17,577.1**	**17,172.4**	**2.4%**	**(1.4%)**
Of which France				
Concessions and services	1,315.9	1,208.7	8.9%	4.6%
Energy and information	2,095.3	2,070.7	1.2%	1.2%
Roads	2,954.4	3,235.1	(8.7%)	(9.0%)
Construction	3,838.7	3,931.0	(2.3%)	(2.6%)
Miscellaneous and double counts	149.7	156.5		
Total	**10,354.0**	**10,601.9**	**(2.3%)**	**(2.9%)**
Of which outside France				
Concessions and services	533.8	253.4	ns	5.9%
Energy and information	948.8	781.2	21.5%	(6.5%)
Roads	2,259.1	2,263.3	(0.2%)	(0.2%)
Construction	3,501.3	3,267.5	7.2%	3.0%
Miscellaneous and double counts	(19.7)	5.1		
Total	**7,223.2**	**6,570.5**	**9.9%**	**0.8%**